Exhibit 1

Aber Diamond Corporation to list on New York Stock Exchange on November 19 under new name of Harry Winston Diamond Corporation

New York, New York (November 1, 2007) – Aber Diamond Corporation (TSX:ABZ, NASDAQ:ABER) today announced that the New York Stock Exchange (NYSE) has approved Aber's application to list its common stock on NYSE under the new name Harry Winston Diamond Corporation. The company anticipates that, subject to listing compliance requirements, its common stock will begin trading on the NYSE under the new symbol "HWD" on November 19, 2007. Until that date, the company's shares will continue to trade on NASDAQ under the symbol "ABER."

Harry Winston Diamond Corporation also will continue to trade on the Toronto Stock Exchange under the new ticker symbol "HW." Trading in the company's common stock on the Toronto Stock Exchange under "ABZ" will cease at the close of market on Friday, November 16, 2007.

Robert Gannicott, Chairman and Chief Executive Officer of Aber Diamond Corporation, said, "Re-branding our enterprise to Harry Winston Diamond Corporation and listing on the New York Stock Exchange are important steps in positioning our unique company. As the only diamond company in the world that pairs rough diamond expertise with more than 100 years of fine jewelry experience in luxury retail, it is appropriate that our unparalleled brand is associated with this prestigious U.S. exchange."

"The Exchange is privileged to welcome Harry Winston Diamond Corporation, a leading luxury brand and the world's largest publicly traded diamond company, to our family of companies listed on the NYSE," said John A. Thain, Chief Executive Officer of NYSE Euronext. "We look forward to providing Harry Winston with the superior services, liquidity and brand visibility associated with listing on the NYSE."

About Aber/Harry Winston

The company is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located at Lac de Gras in Canada's Northwest Territories. The company's retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Readers are cautioned that actual results are subject to a number of risks and uncertainties, including risks relating to general economic conditions and mining and retail operations, and could differ materially from what is currently expected. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Nancy Murray, Vice President of Investor Relations and Corporate Communications – (212) 245-2000 or nmurray@harrywinston.com